EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                         12 SEPTEMBER 2002



                              WPP GROUP PLC ("WPP")

              Ogilvy acquires BEN Marketing Group in North America


WPP announces that its wholly-owned operating company, Ogilvy & Mather Worldwide has acquired the assets of BEN Marketing Group ("BEN"), a leading promotional marketing agency in the US.

Founded in 1989, BEN provides a diverse range of marketing and promotion marketing services for blue chip multinational clients including Coca-Cola, Six Continents (Holiday Inn), Georgia-Pacific, Lowe's and Novartis.

Based in Stamford Connecticut and with offices in Atlanta, BEN employs 100 people and had revenues of $13 million for the calendar year 2001 and net assets of $4.1 million at 31 December 2001. Following the acquisition, BEN, which will continue to be run by its existing management team led by founder Chuck Nardizzi and executives Chris Milhous and Bruce Perlman, the agency will operate as an independent unit of Ogilvy & Mather North America.

The acquisition of BEN continues Ogilvy's strategy of providing its clients with 360-degree branding solutions across disciplines and WPP's aim of strengthening its existing networks in important growth sectors and markets.




For further information, please contact:

Feona McEwan, WPP                    44-20 7408 2204
www.wpp.com
www.ogilvy.com